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SEC FILE NUMBER
0-23637

CUSIP NUMBER
N/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

	For the Transition Period Ended:	N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Global Preferred Holdings, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
c/o Morris Manning & Martin LLP
3343 Peachtree Road, Suite 1600

Address of Principal Executive Office (Street and Number)
Atlanta, Georgia 30326

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q within 45 days after the end of the first quarter ended March 31, 2006, because the Company is in dissolution and has been actively engaged in establishing, in accordance with the terms of the Company’s Plan of Complete Dissolution and Liquidation, a liquidating trust and organizing the orderly transfer of its remaining assets and liabilities to the trust, which is anticipated to occur on or about May 17, 2006. The Company anticipates filing the Form 10-Q on or before May 22, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Ms. Caryl P. Shepherd, Chief Accounting Officer	(770)	248-3311
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 10, 2005, the stockholders of Global Preferred approved the liquidation and dissolution of the company pursuant to a plan of complete liquidation and dissolution. On May 25, 2005, Global Preferred sold substantially all of its assets to an affiliate of AEGON N.V. in exchange for 4,503,274 common shares of AEGON. Global Preferred has been operating under its plan of dissolution and began presenting its financials on a liquidation basis with the period ending June 30, 2005. Accordingly, results of operations presented on a liquidation basis of accounting will not be comparable to the results from the prior year, which were presented on a going concern basis. The continued presentation of financial statements on a liquidation basis is significantly different from Global Preferred’s historical financial statement presentation, therefore, the change in results of operations cannot yet be accurately estimated on a qualitative basis.

Global Preferred Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2006	By	/s/ CARYL P. SHEPHERD

Caryl P. Shepherd
Chief Accounting Officer